Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated September 12, 2011 relating to the consolidated financial statements of ShoreTel, Inc. and subsidiaries (collectively, the "Company") (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in the Company's method for recognizing revenue from the adoption of new accounting standards), and our report dated September 12, 2011 relating to the effectiveness of the Company's internal control over financial reporting, appearing in the Annual Report on Form 10-K of ShoreTel, Inc. for the year ended June 30, 2011.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
February 9, 2012